Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 29 to the Registration Statement No. 811-06398 on Form N-1A of our report dated March 15, 2007 relating to the financial statements and financial highlights of Fidelity New York Municipal Trust II, including Fidelity New York AMT Tax-Free Money Market Fund and Fidelity New York Municipal Money Market Fund, each appearing in the Annual Report on Form N-CSR of Fidelity New York Municipal Trust II for the year ended January 31, 2007.

We also consent to the reference to us under the heading "Independent Registered Public Accounting Firm" in the Statement of Additional Information and "Financial Highlights" in the Prospectus, which are a part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 28, 2007